Mail Stop 3561

August 17, 2007

Mr. James B. Frakes
Chief Financial Officer
Left Behind Games, Inc.
25060 Hancock Avenue
Suite 103, Box 110
Murrieta, CA 92562

> **Re: Left Behind Games, In.**
> **Form 10-KSB for Fiscal Year Ended March 31, 2007**
> **Filed July 16, 2007**
> **File No. 000-50603**

Dear Mr. Frakes:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise the filing in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

Management's Discussion and Analysis

Results of Operations, page 19

1. We note your general and administrative expenses comprised approximately 91% of your total costs and expenses. In order to provide an investor with a better understanding of these expenses, revise to disclose the major underlying components and causes of variances of these components between periods presented. See Item 303(b) of Regulation S-B for guidance.

Item 8A. Controls and Procedures, page 24

2. We note that your disclosures do not comply with Items 307 and 308(c) of
    Regulation S-B in the following respects:
    - We note that a partial definition of disclosure controls and procedures was
      provided. The disclosure should be revised either to remove the partial
      definition , or to provide the entire definition, along with a clear
      conclusion regarding effectiveness with respect to each component.
    - Your disclosures did not include the information required by Item 308(c)
      of Regulation S-B. Accordingly, the disclosure should be revised to state
      clearly if there were any changes in your internal control over financial
      reporting that occurred during the last fiscal quarter that have materially
      affected, or are reasonably likely to materially affect, your internal control
      over financial reporting.

    Please confirm that in future filings, including an amended 10-KSB, as
    applicable, you will revise your disclosures to address each of the matters noted
    above.

Financial Statements

Consolidated Statements of Operations, F-4

3. We note your year-to-date net revenues decreased from approximately $1 million
    at December 31, 2006 to $768,237 at March 31, 2007. Please tell us about the
    factors contributing to the decrease in your net revenues by approximately 23% in
    the fourth quarter of your fiscal year.

Notes to Financial Statements

General

4. In connection with the comment above, we note your revenue dilution items are
    deducted from your accounts receivable balance. In order to provide an investor
    with a better understanding, please revise to provide a note disclosing the
    amounts for each component (e.g. bad debt, return reserve, etc.) underlying the
    accounts receivable allowance of $1,130,612.

Note 2 – Summary of Significant Accounting Policies

Revenue Recognition, F-13

5. Based on the store policy section of your website, we note your provide
    purchasers with a 30-day right of return for a full refund. We also note that you

commenced sale of your products in November 2006. Considering your limited sales history and the guidance in paragraph 8 of SFAS 48, tell us how you were able to make a reasonable estimate of returns.

6. Based on your policy note, it appears you recognize revenue from channel partners (i.e. resellers and distributors) in accordance with SAB 104. Please revise your critical accounting policy to discuss the return rights of these channel partners and how you assess levels of inventory in the distribution channel. Discuss to what extent you consider information from external sources (e.g., end-customer demand, third-party market research data) to assist you in such critical estimates. In addition, disclose and discuss any sales made to customers wherein such sales are as a result of incentives or in excess of the customer's ordinary course of business inventory level.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Angela Halac, Staff Accountant at (202) 551-3398 or Brian Bhandari, Accounting Branch Chief at (202) 551-3390 if you have any questions.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Emerging Growth
Companies